Financial Institution Bond For Investment Companies

DECLARATIONS

Name of Assured:
WORLD FUNDS TRUST
Address of Assured:
8730 STONY POINT PARKWAY STE 205
RICHMOND, VA 23235

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana, a stock insurance company, herein called the Company
One American Square 202 N Illinois Street, Suite 2600
Indianapolis, IN 46282 Bond Number: J06054687

____________________________________________________________________________________

Item 1.    Bond Period:        From: December 31, 2025
To:    December 31, 2026
At 12:01 A.M. local time at the Address of Assured.

Item 2.    Single Loss Limits Of Liability – Deductible Amounts:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
1. Employee	$5,300,000	$0
2. On Premises	$5,300,000	$10,000
3. In Transit	$5,300,000	$10,000
4. Forgery Or Alteration	$5,300,000	$10,000
5. Extended Forgery	$5,300,000	$10,000
6. Counterfeit Money	$5,300,000	$10,000
7. Computer System Fraud	$5,300,000	$10,000
8. Claims Expense	$25,000	$0
9. Audit Expense	$25,000	$0
10. Uncollectible Items Of Deposit	$5,300,000	$10,000
11. Voice Initiated Funds Transfer Instruction	$5,300,000	$10,000

Financial Institution Bond For Investment Companies

IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

FEDERAL INSURANCE COMPANY

Secretary    President

Secretary	President
January 22, 2026
Date	Authorized Representative

Important Notice
The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.
The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

f you have any questions, please contact your agent or broker.

Notice of Loss Control Services

Insuring Company: Federal Insurance Company
As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention
Directors and Officers (D&O) Liability Loss Prevention Services
•Directors and Officers Liability Loss Prevention Manuals:
Directors and Officers Liability Loss Preventions – #14-01-0035
Directors and Officers Securities Litigation Loss Preventions – #14-01-0448 Director Liability Loss Prevention in Mergers and Acquisitions – #14-01-1099 Directors and Officers Liability Loss Prevention for Not-for-Profit- -#14-01-0036 Cyber Loss Mitigation for Directors -#14-01-1199
Employment Practices Liability (EPL) Loss Prevention Services
•Toll-free Hot Line
Have a question on how to handle an employment situation? Simply call 1.888.249.8425 to access the nationally known employment law firm of Jackson Lewis P.C. We offer customers an unlimited number of calls to the hot line at no additional charge.
•ChubbWorks.com
ChubbWorks.com is a web-based platform that offers multiple services including overviews of employment laws, sample employment policies and procedures, and on-line training. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.
•Employment Practices Loss Prevention Guidelines Manual
Employment Practices Loss Prevention Guidelines - #14-01-0061
•Loss Prevention Consultant Services
Chubb has developed a network of more than 120 law firms, human resources consulting firms, and labor economist/statistical firms that offer specialized services for employment issues.
•Public Company EPL Customers
Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues faced by for-profit companies and offers proactive idea for avoiding employment lawsuits.
•Private Company EPL Customers
Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues for –profit companies and offers proactive idea for avoiding employment lawsuits.

Fiduciary Liability Loss Prevention Services
•Fiduciary Liability Loss Prevention Manual
Who May Sue You and Why: How to Reduce Your ERISA Risks and the Role of Fiduciary Liability Insurance #14-01-1019
Crime Loss Prevention Services
•Crime/Kidnap, Ransom & Extortion Loss Prevention Manual
Preventing Fraud: How Anonymous Hotlines Can Help #14-01-1090
Cyber Security Loss Prevention Services
Visit: https://www2.chubb.com/us-en/business-insurance/cyber-security.aspx to learn more about Chubb’s Cyber Services for our policyholders.
Health Care Directors and Officers (D&O) Liability Loss Prevention Services
•Readings in Health Care Governance Manual
Readings in Health Care Governance -#14-01-0788
•ChubbWorks.com
ChubbWorks.com for Health Care Organizations – The Health Care Zone is a free online resource containing health care specific loss prevention information for employment practices liability, directors and officers (D&O) liability, and fiduciary liability exposures. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.
•Health Care D&O Loss Prevention Consultant Services
Health Care D&O Loss Prevention Consultant Services- #14-01-1164

The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.

Chubb Producer Compensation Practices & Policies
Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

Trade or Economic Sanctions Notice

TRADE OR ECONOMIC SANCTIONS NOTICE
This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

IMPORTANT NOTICE TO POLICYHOLDERS

Social Engineering Tips Please read!

HAVE YOU BEEN TRICKED INTO WIRE FRAUD? TAKE IMMEDIATE ACTION!
If you believe you have transferred funds to a criminal posing as a legitimate business associate, you should act quickly:
1.Immediately contact the originating bank and request a recall of the wire transfer and confirm that recall in writing.
2.Immediately file a complaint with the FBI at www.ic3.gov. This reporting triggers the FBI’s Recovery Asset Team and the FBI’s assistance seeking return of the wire transfer.
3.Preserve records of the incident, including emails sent and received in their original electronic state. Correspondence and forensic information contained in these electronic files help investigators shed light on the perpetrator(s), and parties responsible for the incident.
4.Once the above steps are complete, contact Chubb per the instructions in your policy.
While neither recalling the wire transfer nor reporting to the FBI guarantees the return of your funds, these steps maximize the opportunity to mitigate your loss, assist the FBI in tracing the funds and help establish any insurance claim.
Simple Steps to Prevent Fraudulently Induced Wire Transfers
Email communication is efficient, but it is not a secure method of communication. Regardless of your familiarity with a contact, that contact’s email may be intercepted, altered and fabricated. You may reduce the chances of fraud by following these best practices:
1.Verify Email Requests by Telephone: Require those responsible for paying invoices or changing bank routing information to verify payment details over the phone, rather than by email or documents sent electronically. Making a phone call to a known, pre-existing telephone number remains the single best protection against fraud.
2.Segregate Wire Transfer Responsibilities: Establish a standing policy that requires at least three people to review and approve wire transfer requests, pay an invoice or change a business partner’s bank account information. Such requests should be entered by the initiator of the wire and verified by two independent signatories.
3.Turn on MFA for Cloud Email: Multifactor Authentication is available from all major email providers. It provides a layer of security to email accounts beyond a user’s account name and password, making it harder for criminals to impersonate you, your executives and your employees.
This document is for information only. It is offered as a resource to be used together with your professional insurance advisers in maintaining a loss prevention program. No liability is assumed by reason of the information this document contains.

Important Information to Virginia Policyholders Regarding Your Insurance

In the event you need to contact someone about this insurance for any reason please contact your agent. If no agent was involved in the sale of this insurance, or if you have additional questions you may contact the insurance company issuing this insurance at the following address and telephone number

ACE USA Companies
Customer Support Service Department 436 Walnut Street
PO Box 1000
Philadelphia, PA 19106-3703
1-800-352-4462

If you have been unable to contact or obtain satisfaction from the company or the agent, you may contact the Virginia State Corporation Commission’s Bureau of Insurance at:

1300 East Main Street Tyler Building Richmond, VA 23219
Consumer Hot Line: 1-800-552-7945 Bureau of Insurance: 804-371-9185

Written correspondence is preferable so that a record of your inquiry is maintained. When contacting your agent, company or the Bureau of Insurance, have your policy number available.

ALL-7X47a (02/06)

U.S. Treasury Department’s Office
Of Foreign Assets Control (“OFAC”)
Advisory Notice to Policyholders
This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

Foreign agents;
Front organizations;
Terrorists;
Terrorist organizations; and
Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PF-17914a (04/16)    Reprinted, in part, with permission of    Page 1 of 1 ISO Properties, Inc.

Financial Institution Bond For Investment Companies
The Company, in consideration of the premium paid, and in reliance on the Application and all other statements made and information furnished to the Company by the Assured, and subject to the Declarations made part of this Bond and to all other terms, conditions, and limitations of this Bond, agrees to pay the Assured for:
________________________________________________________________________________________
I.INSURING CLAUSES
1.Employee
Loss resulting directly from Larceny or Embezzlement committed by any Employee acting alone or in collusion with others.
2.On Premises
Loss of Property resulting directly from:
a.robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction; or
b.false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the Assured, while the Property is lodged or deposited at premises located anywhere.
For the purpose of coverage under this Insuring Clause 2, the premises of securities depositories shall be deemed to be premises of the Assured, but only with respect to the loss of Certificated Securities. Certificated Securities held by such depositories shall be deemed to be Property, but only to the extent of the Assured’s interest therein as detailed in the books and records of such depositories.
3.In Transit
Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere in:
a.an armored motor vehicle, including loading and unloading thereof;
b.the custody of a natural person acting as a messenger of the Assured; or
c.the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle, provided that covered Property transported in such manner is limited to the following:
(1)Written records;
(2)Certificated Securities issued in registered form, which are not endorsed or are restrictively endorsed; or
(3)Negotiable Instruments not payable to bearer, which are not endorsed or are restrictively endorsed.
Coverage under this Insuring Clause 3 begins immediately on the receipt of such Property by the armored motor vehicle, natural person messenger, or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.
4.Forgery Or Alteration
Loss resulting directly from the Assured having, in good faith:
a.transferred, paid, or delivered any Property; or
b.established any credit or given any value,
in reliance on any Written and Original:

Financial Institution Bond For Investment Companies

(1)Negotiable Instrument (other than an Evidence of Debt);
(2)Acceptance;
(3)Withdrawal Order or receipt for the withdrawal of Property;
(4)Certificate of Deposit;
(5)Letter of Credit; or
(6)instruction or advice directed to the Assured and purportedly signed by any Customer, any financial institution, or any Employee, which
i.bears a Forgery; or
ii.is fraudulently materially altered.
For the purpose of this Insuring Clause 4, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.
5.Extended Forgery
Loss resulting directly from the Assured having, in good faith, for its own account or the account of others:
a.acquired, sold or delivered, given value, extended credit or assumed liability in reliance on any Written and Original:
(1)Certificated Security;
(2)deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property;
(3)Evidence of Debt; or
(4) Instruction,
which
i.bears a Forgery, but only to the extent the Forgery directly causes the loss;
ii.is fraudulently materially altered, but only to the extent the alteration directly causes the loss; or
iii.is lost or stolen;
b.guaranteed in writing or witnessed any signature on any:

(1)transfer;
(2)assignment;
(3)bill of sale;
(4)power of attorney; or
(5)endorsement upon any item listed in a.(1) through a.(4) above,

but only to the extent that such guarantee or signature directly causes the loss; or

c.    acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a Counterfeit Original, but only to the extent the Counterfeit Original directly causes the loss.

Financial Institution Bond For Investment Companies

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by an Employee, Custodian, or a federal or state chartered deposit institution of the Assured is a condition precedent to the Assured having relied on such items. Release or return of such collateral is an acknowledgment by the Assured that it no longer relies on such collateral.
For the purpose of this Insuring Clause 5, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.
6.Counterfeit Money
Loss resulting directly from the receipt by the Assured in good faith of counterfeit Money.
7.Computer System Fraud
Loss resulting directly from the:
a.withdrawal, transfer, payment, or delivery of Property; or
b.creation, deletion, debiting, or crediting of an account of the Assured or Customer, which results directly from a Network Intrusion.
8.Claims Expense
Claims Expenses incurred by the Assured in determining the amount of covered loss under this Bond in excess of the applicable Deductible Amount.
9.Audit Expense
Audit Expenses incurred by the Assured by reason of the discovery of loss covered under Insuring Clause 1.
10.Uncollectible Items Of Deposit
Loss resulting directly from the Assured having credited an account of a customer, shareholder, or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:
a.redemptions or withdrawals to be permitted;
b.shares to be issued; or
c.dividends to be paid,
from an account of an Assured.
As a condition precedent to coverage under this Insuring Clause 10, the Assured must hold Items of Deposit for the minimum number of days stated in the Application before permitting any redemptions or withdrawals, issuing any shares, or paying any dividends with respect to such Items of Deposit.
Items of Deposit shall not be deemed uncollectible until the Assured’s standard collection procedures have failed.
11.Voice Initiated Funds Transfer Instruction
Loss resulting directly from the Assured having, in good faith, transferred, paid, or delivered Money or Securities in reliance upon any Voice Initiated Funds Transfer Instruction that purports, and reasonably appears, to have originated from:
a.the Customer;
b.an Employee acting on instructions of such Customer; or

Financial Institution Bond For Investment Companies

c.a financial institution acting on behalf of such Customer with authority to make such instructions, but which Voice Initiated Funds Transfer Instruction was, in fact, fraudulently issued without the knowledge of the Assured, Employee, or Customer.
As a condition precedent to coverage under this Insuring Clause 11, the Voice Initiated Funds Transfer Instruction must be received and processed in accordance with the Designated Procedures as outlined in the Application furnished to the Company.
________________________________________________________________________________________
II.GENERAL AGREEMENTS
1.Automatic Increase – Limit Of Liability
If, during the Bond Period, an increase in the minimum amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 is required pursuant to Rule 17g-1 of the Investment Company Act of 1940, as a result of:
a.the creation of a new Investment Company; or
b.an increase in the gross assets of Investment Companies covered under the Bond, then the minimum required increase in the amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 shall take place automatically for the remainder of the Bond Period without payment of an additional premium.
2.Joint Assured
The first named Assured shall be deemed to be the sole agent of the other Assureds for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond.
If the first named Assured ceases for any reason to be covered under this Bond, then the Assured next named on the Application shall thereafter be considered as the first named Assured for the purposes of this Bond.
The Company shall furnish each Assured with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other Assured and notification of the terms of the settlement of each such claim prior to the execution of such settlement.
Knowledge possessed or discovery made by any Assured shall constitute knowledge possessed or discovery made by all of the Assureds for the purposes of this Bond.
All loss and other payments, if any, payable by the Company, shall be payable to the first named Assured without regard to such Assured’s obligations to others, and the Company shall not be responsible for the application by the first named Assured of any payment made by the Company. If the Company agrees to and makes payment to any Assured other than the first named Assured, such payment shall be treated as though made to the first named Assured.
The Company shall not be liable for loss sustained by one Assured to the advantage of any other Assured.
3.Notice To Company Of Legal Proceedings Against Assured – Election To Defend
The Assured shall promptly give notice to the Company of any legal proceeding brought to determine the Assured’s liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the Assured shall furnish copies of all pleadings and pertinent papers to the Company.

The Company may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the Company shall be in the name of the Assured through attorneys selected by the Company. The Assured shall provide all reasonable information and assistance as required by the Company for such defense.

Financial Institution Bond For Investment Companies

If the Company elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the Company and any settlement or judgment on that part defended by the Company shall be a loss under the applicable Insuring Clause of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the Company’s liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.
If the Company declines to defend the Assured, no settlement without the prior written consent of the Company or judgment against the Assured shall determine the existence, extent or amount of coverage under this Bond, and the Company shall not be liable for any costs, fees and expenses incurred by the Assured.
4.Representations Made By Assured
The Assured represents that all information it has furnished in the Application for this Bond or otherwise is complete, true and correct. Such Application and other information constitute part of this Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the Application or otherwise, shall be grounds for rescission of this Bond.
________________________________________________________________________________________
III.DEFINITIONS
As used in this Bond:
Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.
Assured means:
(1)the Investment Company listed under Name of Assured in the Declarations (the “first named
Assured”); or
(2)any other Investment Company listed in the Application.
Assured does not include any entity or organization that is not an Investment Company.
Assured’s Network means:
(1)the Assured’s Computer System; or
(2)an Electronic Communication System.
Audit Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, for audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization, or their appointee. Audit Expense shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any customer.
Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of
Money with an engagement to repay it.
Certificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:
(1)represented by an instrument issued in bearer or registered form;
(2)of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and
(3)either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Financial Institution Bond For Investment Companies

Claims Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, solely for independent firms or individuals retained to determine the amount of a covered loss. Claims Expenses shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any customer.
Computer System means a device or group of devices and all input, output, processing, storage, off-line media libraries (including third-party hosted computing services accessed across the internet, including infrastructure, platform, and software services), and communication facilities, including related communications networks, which are connected directly or indirectly to such device or group of devices.
Counterfeit Original means an imitation of an actual valid Original which is intended to deceive and be taken as the Original.
Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units.
Custodian means the institution designated by an Assured to maintain possession and control of its assets.
Customer means any shareholder of an Assured which has a written agreement with the Assured to transfer such shareholder’s Money or Securities through a Voice Initiated Funds Transfer Instruction.
Customer Communication System means an:
(1)online portal or mobile application provided by the Assured for purposes of accessing a Customer’s account; or
(2)electronic mailing system hosted by the Assured or by a third party cloud service provider.
Director means any natural person duly elected or appointed:
(1)as an officer of the Assured;
(2)to the Assured’s board of directors; or
(3)as a trustee of the Assured.
Electronic Communication System means:
(1)Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), and similar automated interbank communication systems in which the Assured participates;
(2)Customer Communication System; or
(3)any communication system similar to those set forth in (1) and (2) of this definition in which the
Assured participates,
allowing for the input, output, examination, or transfer of electronic instructions into or from the
Assured’s Computer System.

Employee means any natural person:
(1)while in the regular service of an Assured in the ordinary course of such Assured’s business, whom such Assured compensates directly by salary or wage and has the right to control and direct in the performance of such service;
(2)Director while in the regular service of an Assured in the ordinary course of such Assured’s business, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the Assured;
(3)intern while in the regular service of an Assured in the ordinary course of such Assured’s business;

Financial Institution Bond For Investment Companies

(4)provided by an employment contractor while in the regular service of an Assured in the ordinary course of such Assured’s business under the Assured’s supervision at any of the Assured’s premises;
(5)employee of the Assured’s contracted:
a.investment advisor;
b.underwriter (distributor);
c.transfer agent;
d.shareholder accounting record-keeper; or
e.fund administrator,
while performing acts for the Assured in the capacity of an Employee;
(6)attorney of a law firm retained by the Assured while performing legal services for the Assured; or
(7)Processor, but only while such Processor is performing services and not:
a.creating, preparing, modifying, or maintaining the Assured’s computer applications or software programs; or
b.acting as a transfer agent or in any other agency capacity in issuing checks, drafts, or securities for the Assured.
Each employer of persons as set forth in (6) and (7) of this definition and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of Single Loss and in the event of payment under this Bond, the Company shall be subrogated to the Assured’s rights of recovery, as stated in Section 12., Subrogation – Assignment – Recovery, of the Conditions and Limitations, against any such employer.
Employee does not include:
(1)any employee of a fund administrator for any employee benefit plan; or
(2)any employee of a transfer agent, shareholder accounting record-keeper, or fund administrator which is:
a.not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Assured or of the investment advisor or underwriter (distributor) of such Assured; or
b.a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).
Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a Customer and held by the Assured, which in the regular course of business is treated as evidencing the Customer’s debt to the Assured.
Forgery means:
(1)affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with the intent to deceive; or
(2)affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive, provided that a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose is not a Forgery.

Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent to the registered owner or registered pledgee containing:

Financial Institution Bond For Investment Companies

(1)a description of the issue of which the Uncertificated Security is a part;
(2)the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;
(3)the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee; and
(4)the date the transfer, pledge or release was registered.
Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.
Investment Company means any entity registered under the Investment Company Act of 1940.
Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.
Larceny or Embezzlement means larceny and embezzlement as defined under Section 37 of the Investment Company Act of 1940.
Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.
Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.
Negotiable Instrument means any writing:
(1)signed by the maker or drawer;
(2)containing an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;
(3)payable on demand or at a definite time; and
(4)payable to order or bearer.
Negotiable Instrument includes a substitute check as defined in the Check Clearing for the 21st Century Act, and shall be treated the same as the Original it replaced.
Network Intrusion means the:
(1)unauthorized access; or
(2)entry of an unauthorized application or software program, into the Assured’s Network, by any entity or natural person, except an Employee or any authorized representative of the Assured.
Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.
Processor means an employee of any entity authorized by the Assured to perform data processing of the Assured’s checks and accounting records related to such checks. Processor does not include any employee of a Federal Reserve Bank or clearing house.
Property means Money; Securities; Initial Transaction Statement; Negotiable Instrument; Certificate of Deposit; Acceptance; Evidence of Debt; Withdrawal Order; Letter of Credit; insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of accounts and other Written records, but not electronic data processing records or media.
Property does not include electronic data or Cryptocurrency.

Financial Institution Bond For Investment Companies
Securities means either Certificated Securities or Uncertificated Securities.
Single Loss means all covered loss, court costs, and attorneys’ fees resulting from:
(1)any one act of burglary, robbery or attempt at either, in which no Employee is implicated;
(2)any one act or series of related acts on the part of any natural person resulting in the damage, destruction, or misplacement of Property;
(3)all acts other than those specified in (1) and (2) of this definition, caused by any natural person or in which such natural person is implicated; or
(4)any one event not specified in (1), (2) or (3) of this definition.
Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.
Uncertificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:
(1)not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer;
(2)of a type commonly dealt in on securities exchanges or markets; and
(3)either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
Voice Initiated Funds Transfer Instruction means those oral instructions which authorize the transfer of Money in a Customer’s account, or of a Customer’s Securities, and which are:
(1)made over a telecommunications device; and
(2)directed to those natural persons specifically authorized to receive such instructions by such telecommunications device.
Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a Customer authorizing the Assured to debit the Customer’s account in the amount of funds stated therein.
Written means expressed through letters or marks placed upon paper and visible to the eye.
For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.
________________________________________________________________________________________
IV.EXCLUSIONS
1.General Exclusions – Applicable To All Insuring Clauses
This Bond does not cover loss resulting directly or indirectly from:
a.riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Exclusion 1.a., however, shall not apply to loss which occurs in transit in the circumstances recited in Insuring Clause 3, provided that when such transit was initiated there was no knowledge on the part of any person acting for the Assured of such riot, civil commotion, military, naval or usurped power, war or insurrection;
b.the effects of nuclear fission or fusion, radioactivity, or chemical or biological contamination;
c.the loss of potential income. This Exclusion 1.c., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss;

Financial Institution Bond For Investment Companies

d.damages of any type for which the Assured is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;
e.all costs, fees and expenses incurred by the Assured:
(1)in establishing the existence of or amount of loss covered under this Bond, except for loss covered under Insuring Clause 8 or 9; or
(2)as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;
f.indirect or consequential loss of any nature, except for loss covered under Insuring Clause 8 or 9. This Exclusion 1.f., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss;
g.any violation by the Assured or by any Employee:
(1)of any law regulating:
i.the issuance, purchase or sale of securities;
ii.securities transactions on security or commodity exchanges or the over the counter market;
iii.investment companies; or
iv.investment advisors; or
(2)of any rule or regulation made pursuant to any such law;
h.the loss or disclosure of confidential information, material or data, while in the care, custody or control of the Assured, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information. This Exclusion 1.h., however, shall not apply when such information, material or data is used to support or facilitate the commission of any act otherwise covered under this Bond;
i.fees, costs, fines, penalties or any other expenses incurred by an Assured which result, directly or indirectly, from the access to or disclosure of an Assured’s or another entity’s or person’s confidential or personal information, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information;
j.liability resulting from disclosure of or acting on material nonpublic information;
k.liability assumed by the Assured by agreement under any contract, unless loss under this Bond would be covered in the absence of such agreement;
l.the dishonest acts of any Director who is not an Employee, acting alone or in collusion with others;
m.any modification, damage, destruction, deletion, or corruption of any application or software program within the Assured’s Network, except for loss covered under Insuring Clause 7;
n.a threat or series of threats to:
(1)gain access to the Assured’s Computer System and sell or disclose confidential information stored within the Assured’s Computer System; or
(2)modify, damage, destroy, delete, or corrupt any application or software program within the
Assured’s Computer System;
o.    costs or expenses of any independent forensic analysts or network security consultants engaged to investigate or assess any actual or alleged threat;

Financial Institution Bond For Investment Companies
p.    costs or expenses incurred to identify or remediate application or software program errors or vulnerabilities, or costs to update, replace, restore, upgrade, maintain, or improve a Computer System;
q.    costs or expenses incurred to replace, restore, recreate, collect, or recover any application or software program; or
r. Cryptocurrency.
2.Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clause 1 This Bond does not cover loss resulting directly or indirectly from:
a.the acts of an Employee, except for loss covered under:
(1)Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property; or
(2)Insuring Clause 11;
b.the surrender of a ransom or extortion payment away from the Assured’s premises as a result of a threat to do bodily harm to any person, or to do damage to the premises or Property of the Assured, except for loss covered under Insuring Clause 3.b.;
c.payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the premises of the Assured at the time of such payment or withdrawal;
d.any Uncertificated Security, except for loss covered under Insuring Clause 7;
e.the loss of Property while:
(1)in the mail;
(2)in the custody of a Transportation Company, except for loss covered under Insuring Clause 3; or
(3)located on the premises of an armored motor vehicle operator;
f.damages resulting from any civil, criminal or other legal proceeding in which the Assured is adjudicated to have engaged in Racketeering activity;
g.the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or Property to the Assured, except for loss of Securities covered under Insuring Clause 2;
h.instructions issued by a Customer to the Assured when such instructions are made, sent, or originated by a natural person authorized by the Customer to make, send, or originate any instructions;
i.the use of credit, debit, charge, access, convenience, identification, cash management, or other cards whether such cards were issued, or purport to have been issued, by the Assured or by any entity other than the Assured;
j.Items of Deposit which are not finally paid for any reason including, but not limited to, Forgery or any other fraud, except for loss covered under Insuring Clause 10;
k.the acts of any agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured; or
l.the acts of any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of any third party, while conducting business with the Assured on behalf of such third party.

Financial Institution Bond For Investment Companies

3.Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clauses 1, 4, and 5 This Bond does not cover loss resulting directly or indirectly from:
a.the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud, or false pretenses, except for loss covered under Insuring Clause 7;
b.any Forgery or any alteration, except for loss covered under Insuring Clause 7; or
c.any counterfeit, except for loss covered under Insuring Clause 6.
4.Specific Exclusions – Applicable To Insuring Clause 7
This Bond does not cover loss resulting directly or indirectly from:
a.any transfer, payment, or delivery of Money or Securities:
(1)authorized by an Employee; or
(2)arising out of any misrepresentation received by any Employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured, whether such transfer, payment, or delivery was made in good faith or as a result of trick, artifice, fraud, or false pretenses;
b.forged, altered or fraudulent Negotiable Instruments, Securities, documents or written instruments used as source documentation for input into a Computer System;
c.any investment in Securities, or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine or fraudulent;
d.mechanical failure, faulty construction, error in design, latent defect, wear and tear, gradual deterioration, electrical disturbance, the Assured’s Network failure or breakdown, any malfunction or error in programming, or error or omission in processing;
e.entries or changes made by a natural person with authorized access to the Assured’s Network who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized to design, develop, prepare, supply, service, write or implement programs for the Assured’s Network; or
f.entries or changes made at an Electronic Funds Transfer System or a Customer Communication System by a:
(1)Customer; or
(2)natural person with authorized access to the Customer’s authentication credentials or mechanism.
5.Specific Exclusions – Applicable To Insuring Clause 11
This Bond does not cover loss resulting directly or indirectly from any Voice Initiated Transfer Instruction from a:
(1)Customer; or
(2)natural person with authorized access to the Customer’s verification credentials or mechanism.

Financial Institution Bond For Investment Companies

V.CONDITIONS AND LIMITATIONS
1.Anti-Bundling
If any Insuring Clause requires that an enumerated type of document be fraudulently materially altered or a Counterfeit Original, or contain a signature which is a Forgery or obtained through trick, artifice, fraud, or false pretenses, the material alteration or Counterfeit Original or fraudulent signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.
2.Change Or Modification
No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the Company.
If this Bond is for a sole Assured, no change or modification which would adversely affect the rights of the Assured shall be effective prior to sixty (60) days after written notice has been furnished by the acting party to the U.S. Securities and Exchange Commission.
If this Bond is for joint Assureds, no change or modification which would adversely affect the rights of any Assured shall be effective prior to sixty (60) days after written notice has been furnished by the Company to all Assureds and to the U.S. Securities and Exchange Commission.
3.Conformity
If any time period limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.
4.Cooperation Of Assured
At the Company’s request and at reasonable times and places designated by the Company, the Assured shall:
a.submit to examination by the Company and subscribe to the same under oath;
b.produce for the Company’s examination all pertinent records; and
c.cooperate with the Company in all matters pertaining to the loss.
The Assured shall execute all papers and render all assistance to secure to the Company the rights and causes of action provided for under this Bond. The Assured shall do nothing after discovery of any loss to prejudice such rights or causes of action.
5.Covered Property
This Bond shall apply to loss of Property:
a.owned by the Assured;
b.held by the Assured in any capacity; or
c.for which the Assured is legally liable.
This Bond shall be for the sole use and benefit of the Assured.
6.Deductible Amount
The Company shall be liable under this Bond only for the amount by which any Single Loss is greater than the applicable Deductible Amount as stated in Item 2 of the Declarations.

There shall be no deductible applicable to any loss sustained by any Assured and covered under Insuring Clause 1.

Financial Institution Bond For Investment Companies
7.Discovery
This Bond applies only to loss first discovered by a Director during the Bond Period. Discovery occurs at the earlier of a Director learning of:
a.facts which may subsequently result in a loss of a type covered by this Bond; or
b.an actual or potential claim in which it is alleged that the Assured is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.
8.Limit Of Liability
The payment of any loss under this Bond shall not reduce the liability of the Company for other losses whenever sustained, provided that:
a.the Company’s liability for each Single Loss shall not exceed the applicable Single Loss Limit Of Liability as stated in Item 2 of the Declarations or as set forth under General Agreement 1, and shall not be cumulative in amounts from year to year or from Bond Period to Bond Period;
b.if a Single Loss is covered under more than one Insuring Clause, the maximum payable shall not exceed the largest applicable Single Loss Limit Of Liability; and
c.the Company’s liability for loss or losses sustained by more than one Assureds, or all Assureds, shall not exceed the total amount for which the Company would be liable under this Bond if such loss or losses were sustained by any one Assured.
9.Notice To Company – Proof – Legal Proceedings Against Company
a.The Assured shall give the Company notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 2 of the Declarations.
b.The Assured shall furnish to the Company proof of loss, duly sworn to, with full particulars, within six
(6) months after such discovery.
c.Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.
d.Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the Company or after the expiration of twenty-four (24) months from the discovery of such loss.
e.This Bond affords coverage only in favor of the Assured. No claim, suit, action or legal proceeding shall be brought under the Bond by anyone other than the Assured.
f.All such notices shall be given in writing to one of the following addresses:
(1)ChubbClaimsFirstNotice@chubb.com; or
(2)Attn: Chubb Claims Department Chubb
P.O. Box 5122
Scranton, PA 18505
g.All other notices to the Company under this Bond shall be given in writing to the following address:
(1)    NA.FinancialLines@chubb.com; or

Financial Institution Bond For Investment Companies

(2)    Attn: Chubb Underwriting Department Chubb
202B Hall’s Mill Road Whitehouse Station, NJ 08889
All notices described above shall be effective on the date of receipt by the Company.
10.Other Insurance
a.Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:
(1)the Assured;
(2)a Transportation Company; or
(3)another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.
b.Solely with respect to Insuring Clause 7, in the event of a loss covered under this Bond and also covered under other valid and collectible insurance issued by the Company, or a parent, subsidiary or affiliate of the Company to the Assured, the Single Loss Limit Of Liability under this Bond shall be reduced by any payment under any other such valid and collectible insurance and only the remainder, if any, shall be applicable to such loss covered hereunder.
11.Securities Settlement
In the event of a loss of Securities covered under this Bond, the Company may, at its sole discretion, purchase replacement Securities, tender the value of the Securities in Money, or issue its indemnity to effect replacement Securities.
The indemnity required from the Assured under the terms of this Section against all loss, cost or expense arising from the replacement of Securities by the Company’s indemnity shall be:
a.for Securities having a value less than or equal to the applicable Deductible Amount – one hundred (100%) percent;
b.for Securities having a value in excess of the applicable Deductible Amount but within the Single Loss Limit Of Liability – the percentage that the Deductible Amount bears to the value of the Securities; or
c.for Securities having a value greater than the applicable Single Loss Limit Of Liability – the percentage that the Deductible Amount and portion in excess of the Single Loss Limit Of Liability bears to the value of the Securities.
The value referred to in Sections 11.a., b., and c. is the value in accordance with Section 14., Valuation, regardless of the value of such Securities at the time the loss under the Company’s indemnity is sustained.
The Company is not required to issue its indemnity for any portion of a loss of Securities which is not covered by this Bond, however, the Company may do so as a courtesy to the Assured in its sole discretion.
The Assured shall pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Sections 11.a., b., and c. No portion of the Single Loss Limit Of Liability shall be used as payment of premium for any indemnity purchased by the Assured to obtain replacement Securities.
12.Subrogation – Assignment – Recovery

In the event of a payment under this Bond, the Company shall be subrogated to all of the Assured’s rights of recovery against any person or entity to the extent of such payment. On request, the Assured shall deliver to the Company an assignment of the Assured’s rights, title and interest and causes of action against any person or entity to the extent of such payment.

Financial Institution Bond For Investment Companies

Recoveries, whether effected by the Company or by the Assured, shall be applied net of the expense of such recovery, in the following order:
a.first, to the satisfaction of the Assured’s covered loss which would otherwise have been paid but for the fact that it is in excess of the Single Loss Limit Of Liability;
b.second, to the Company in satisfaction of amounts paid in settlement of the Assured’s claim;
c.third, to the Assured in satisfaction of the applicable Deductible Amount; and
d.fourth, to the Assured in satisfaction of any loss suffered by the Assured which was not covered under this Bond.
Recovery from reinsurance or indemnity of the Company shall not be deemed a recovery under this Section.
13.Termination
a.If the Bond is for a sole Assured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the U.S. Securities and Exchange Commission not less than sixty (60) days prior to the effective date of such termination.
b.If the Bond is for a joint Assured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the Company to all Assureds and to the U.S. Securities and Exchange Commission, not less than sixty (60) days prior to the effective date of such termination.
c.If any Director, not acting in collusion with an Employee, discovers any dishonest or fraudulent act committed by such Employee, whether in the employment of the Assured or otherwise, and whether against the Assured or any other person or entity, the Assured:
i.shall immediately remove such Employee from a position that would enable such Employee to cause the Assured to suffer a loss covered by this Bond; and
ii.within forty-eight (48) hours of discovering an Employee has committed any dishonest or fraudulent act, shall notify the Company of such action and provide full particulars of such dishonest or fraudulent act.
d.This Bond terminates as to any Employee sixty (60) days after receipt by each Assured and the U.S. Securities and Exchange Commission of written notice from the Company of its decision to terminate this Bond as to any Employee.
14.Valuation
a.Books Of Account Or Other Records
The value of any loss of Property consisting of books of account or other records used by the Assured in the conduct of its business shall be the amount paid by the Assured for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the Assured for the actual transcription or copying of data to reproduce such books of account or other records.
b.Money
Any loss of Money, or loss payable in Money, shall be paid in the Money of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.
c.Other Property

The value of any loss of Property, except as otherwise provided for in this Section 14., shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

Financial Institution Bond For Investment Companies

d.Securities
The value of any loss of Securities shall be the average market value of such Securities on the business day immediately preceding discovery of such loss, provided that the value of any Securities replaced by the Assured, with the consent of the Company and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other Securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such Securities or for such privileges, the value shall be fixed by agreement of the parties.
________________________________________________________________________________________
VI.COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS
This Bond does not apply to the extent that trade or economic sanctions law or other similar laws or regulations prohibit the Company from providing insurance.

VIRGINIA AMENDATORY ENDORSEMENT

Named Assured WORLD FUNDS TRUST		Endorsement Number 1
Bond Number J06054687	Bond Period 12-31-2025 to 12-31-2026	Effective Date of Endorsement December 31, 2025
Issued By Federal Insurance Company
THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following: FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES
In consideration of the premium charged, it is agreed that this Bond is amended by adding the following section: NONRENEWAL
(A)If the Company elects not to renew this Bond, the Company will mail or deliver a notice of norenewal to the first named Assured, stating the reason for nonrenewal, at least:
1.fifteen (15) days before the expiration date of the nonrenewal is due to nonpayment of premium; or
2.forty-five (45) days before the expiration date if the nonrenewal is for any other reason.
(B)The Company will send written notice by registered or certified mail, or deliver written notice to the mailing address last known to the Company.
This Bond will be deemed to have been amended to the extent necessary to effect the purposes and intent of this Amendatory Endorsement.
The regulatory requirements set forth in this Amendatory Endorsement shall supersede and take precedence over any provisions of this Bond or any endorsement to this Bond, whenever added, that are inconsistent with or contrary to the provisions of this Amendatory Endorsement, unless such Bond or endorsement provisions comply with the applicable insurance laws of the Commonwealth of Virginia.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_________________________________
Authorized Representative

FRAUDULENT TRANSFER INSTRUCTION ENDORSEMENT

Named Assured WORLD FUNDS TRUST		Endorsement Number 2
Bond Number J06054687	Bond Period 12-31-2025 to 12-31-2026	Effective Date of Endorsement December 31, 2025
Issued By Federal Insurance Company
THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following: FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES
In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement, this Bond is amended as follows:
(1)Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Fraudulent Transfer Instruction	$5,300,000	$10,000
(2)The following Insuring Clause is added:
14. Fraudulent Transfer Instruction
Loss resulting directly from the Assured having, in good faith, transferred, paid, or delivered Money or Securities in reliance upon a Transfer Instruction that purports, and reasonably appears, to have originated from:
a.the Customer;
b.an Employee acting on instructions of such Customer; or
c.a financial institution acting on behalf of such Customer with authority to make such instructions, but which Transfer Instruction was, in fact, fraudulently issued without the knowledge of the Assured, Employee, or Customer.
As a condition precedent to coverage under this Insuring Clause 14, the:
i.sender of the Transfer Instruction must have authenticated such Transfer Instruction with the
Customer’s authentication credentials or mechanism;
ii.Employee acting on the Transfer Instruction must obtain Verification prior to any single transfer, payment, or delivery of funds in excess of the Deductible Amount set forth in Paragraph (1) of this Endorsement; and
iii.Assured shall assert any available claims, offsets, or defenses against such Customer, any financial institution, or any other party to the transaction.
(3)The Definition of Customer is deleted and replaced with the following:
Customer means any shareholder of an Assured which has a written agreement with the Assured to transfer such shareholder’s Money or Securities through a Voice Initiated Funds Transfer Instruction or a Transfer Instruction.

(4)The following Definitions are added:
Telefacsimile means a system of transmitting a facsimile of a tangible document by electronic signals over telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals and printing such facsimile on a tangible medium.
Transfer Instruction means those instructions, other than any Voice Initiated Funds Transfer Instruction, which authorize the transfer of Money in a Customer’s account, or of a Customer’s Securities, and which are:
a.transmitted to the Assured via:
i.any electronic instruction, including an e-mail, that is delivered through an Electronic Communication System and that is capable of retention by the recipient at the time of receipt;
ii.telex, or Telefacsimile instruction; or
iii.automated telephone system; and
b.received by an Employee specifically authorized by the Assured to receive and act upon such instructions.
Verification means an Employee:
a.attempted to verify the authenticity of such Transfer Instruction by communicating with the Customer, or natural person purporting to be the Customer via any communication method, other than e-mail, prior to any single transfer, payment, or delivery of funds, and contemporaneously documented the communication method utilized and the result of such attempt in writing; and
b.contemporaneously documented the use of the Customer’s authentication credentials or mechanism.
(5)Exclusion 2.a. is deleted and replaced with the following:
a.the acts of an Employee, except for loss covered under:
i.Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property; or
ii.Insuring Clause 11 or 14;
(6)The following Exclusion is added:
This Bond does not cover loss resulting directly or indirectly from any Transfer Instruction from a:
a.Customer; or
b.natural person with authorized access to the Customer’s authentication credentials or mechanism.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_________________________________
Authorized Representative

SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured WORLD FUNDS TRUST		Endorsement Number 3
Bond Number J06054687	Bond Period 12-31-2025 to 12-31-2026	Effective Date of Endorsement 12-31-2025
Issued By Federal Insurance Company
THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following: FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES
In consideration of the premium charged, it is agreed that:
(1)In addition to the first named Assured, the Investment Company(ies) scheduled in Paragraph (2) of this Endorsement is/are the other Assured(s) under this Bond.

(2)Schedule of Other Assureds:

World Funds Trust

ETF Opportunities Trust

Precidian ETF's Trust

Truth Social Funds

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_________________________________
Authorized Representative

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

Named Assured WORLD FUNDS TRUST		Endorsement Number 4
Bond Number J06054687	Bond Period 12-31-2025 to 12-31-2026	Effective Date of Endorsement December 31, 2025
Issued By Federal Insurance Company
THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following: FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES
In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:
(1)Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Stop Payment Order	$5,300,000	$10,000
(2)The following Insuring Clause is added: Stop Payment Order or Refusal to Pay Check
Loss resulting directly from the Assured being legally liable to pay compensatory damages for:
a.complying or failing to comply with notice from any Customer or any authorized representative of any Customer, to stop payment on any check or draft made or drawn upon or against the Assured by such Customer or by any authorized representative of such Customer; or
b.refusing to pay any check or draft made or drawn upon or against the Assured by any Customer or by any authorized representative of such Customer.
(3)The following Exclusions shall apply:
This Bond does not cover loss resulting directly or indirectly from:
a.libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault, or battery;
b.sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person; or
c.discrimination.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_________________________________
Authorized Representative

UNAUTHORIZED SIGNATURE ENDORSEMENT

Named Assured WORLD FUNDS TRUST		Endorsement Number 5
Bond Number J06054687	Bond Period 12-31-2025 to 12-31-2026	Effective Date of Endorsement 12-31-2025
Issued By Federal Insurance Company
THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following: FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES
In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:
(1)Item 2., Single Loss Limits of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Unauthorized Signature	$5,300,000	$10,000

(2)The following Insuring Clause is added: Unauthorized Signature
Loss resulting directly from the Assured having accepted, paid, or cashed any check or Withdrawal Order made or drawn on or against the account of a Customer, which bears the signature or endorsement of one other than a person whose name and signature is on file with the Assured as signatory on such account.
As a condition precedent to coverage under this Insuring Clause, the Assured shall have on file signatures of all persons who are signatories on such account.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_________________________________
Authorized Representative

ALLOCATION AGREEMENT
AMONG JOINTLY INSURED PARTIES

THIS ALLOCATION AGREEMENT AMONG JOINTLY INSURED PARTIES (the “Agreement”), is entered into by and among the parties identified in Exhibit A to this Agreement. The aforementioned parties are collectively referred to as the “Joint Insureds” for purposes of this Agreement.

WHEREAS, the Joint Insureds desire to be named as joint insureds under a joint fidelity bond issued by Chubb Group of Insurance Companies for the period from December 31, 2025 to December 31, 2026, which insures against larceny and embezzlement of officers and employees (the “Fidelity Bond”); and

WHEREAS, the Joint Insureds desire to establish (i) criteria by which recoveries under the Fidelity Bond shall be allocated among the Joint Insureds in compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “Act”), and (ii) the basis on which additional investment companies may be added as named Joint Insured under the Fidelity Bond;

NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties as follows:

1.Allocation of Recoveries

(a)If more than one of the parties hereto is damaged in a single loss for which recovery is received under the Fidelity Bond, each such party shall receive an equitable and proportionate share of the recovery, but investment companies shall receive an amount at least equal to the amount such party would have received had it provided and maintained a single insured bond with the minimum coverage as required by Rule 17g-1 under the Act.

(b)If the recovery is inadequate to indemnify fully each such party sustaining a loss, then the recovery shall be allocated among such parties as follows:

(i)Each such party sustaining a loss shall be allocated an amount equal to the lesser of that party’s actual loss or an amount that would have been received had the party been insured under a single insured bond (determined as of the time of the loss) in accordance with the provisions of Rule 17g-1(d)(1) under the Act.

(ii)The remaining portion of the proceeds shall be allocated to each such party sustaining a loss not fully covered by the allocation under subparagraph 1(b)(i), above, in the proportion that each such party’s last payment of premium bears to the sum of the last such premium payments of all such parties. If such allocation would result in any party that had sustained a loss receiving a portion of the recovery in excess of the loss actually sustained, such excess portion shall be allocated among the other parties whose losses would not be fully indemnified. The allocation shall bear the same proportion as each such party’s last payment of premium bears to the sum of the last premium payments of all parties entitled to receive a share of the excess. Any allocation in excess of a loss actually sustained by any such party shall be reallocated in the same manner.

2.Obligation to Maintain Minimum Coverage

(a)The parties hereto agree that the appropriate officers of the parties hereto that are registered management investment companies (each a Fund and collectively, the “Funds”) will determine, no less frequently than at the end of each calendar quarter, the minimum amount of coverage that each Fund would be required to provide and maintain if covered under a single insured bond as required by Rule 17g-1(d)(1).

(b)In the event that the total amount of the minimum coverages thus determined exceeds the amount of coverage of the then-effective Fidelity Bond, the board of trustees of the Funds will be notified and will determine whether it is necessary or appropriate to increase the total amount of coverage of the Fidelity Bond to an amount not less than the total amount of such minimums, or to secure such excess coverage for one or more of the parties hereto, which, when added to the total coverage of the Fidelity Bond, will equal an amount equal to or greater than such minimums.

3.Prior Agreements; Termination

This Agreement shall supersede all prior agreements relating to an allocation of premium on any joint insured bond and shall apply to the present Fidelity Bond coverage and any renewal or replacement thereof. This Agreement shall continue until terminated by any party hereto upon the giving of not less than sixty (60) days’ notice to the other parties hereto in writing.

4.Governing Law

This Agreement is governed by the laws of the State of Delaware (without reference to such state’s conflict of law rules).

5.Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument.

6.Amendment, Modification, and Waiver

(a)No term or provision of this Agreement may be amended, modified, or waived without the affirmative vote or action by written consent of each of the parties hereto.

(b)Additional parties may be added to the Agreement without the affirmative vote or action by written consent of each of the parties hereto provided that (a) such additional party may be included in the Fidelity Bond pursuant to Rule 17g-1(b) under the Act and (b) such additional party agrees to be bound by the terms of this Agreement and executes and delivers a copy of this Agreement to each Joint Insured.

IN WITNESS WHEREOF, the parties hereto have caused these presents to be duly executed by their duly authorized officers below.

WORLD FUNDS TRUST By: /s/ David A. Bogaert____________________ Title: President _______________	ETF OPPORTUNITIES TRUST By: /s/ David A. Bogaert____________________ Title: President _______________
PRECIDIAN ETFs TRUST By: /s/ David A. Bogaert____________________ Title: President _______________	TRUTH SOCIAL FUNDS By: /s/ David A. Bogaert____________________ Title: President _______________

Exhibit A
PARTIES TO THE ALLOCATION AGREEMENT AMONG JOINTLY INSURED PARTIES

Name of Insured	Date Added
World Funds Trust and its series:
Union Street Partners Value Fund
Perkins Discovery Fund
Philotimo Focused Growth and Income Fund
Curasset Funds[1]
LDR Real Estate Value Opportunity Fund
Clifford Funds[2]
Applied Finance Funds3
Vest Funds4
Rule One Fund
The Cook & Bynum Fund
T-Rex 2X Long Bitcoin Daily Target ETF
T-Rex 2X Inverse Bitcoin Daily Target ETF
T-Rex 2X Long Ether Daily Target ETF
T-Rex 2X Inverse Ether Daily Target ETF
December 31, 2025
1.“Curasset Funds” includes: Curasset Limited Term Income Fund and Curasset Core Bond Fund.

2.“Clifford Funds” includes: Clifford Capital Partners Fund, Clifford Capital Focused Small Cap Fund and Clifford Capital International Value Fund

3.“Applied Finance Funds” includes: Applied Finance Dividend Fund, Applied Finance Select Fund, and Applied Finance Explorer Fund.

4.“Vest Funds” includes: Vest US Large Cap 10% Buffer Strategies Fund; Vest US Large Cap 20% Buffer Strategies Fund; Vest S&P 500® Dividend Aristocrats Target Income Fund; Vest Bitcoin Strategy Managed Volatility Fund; Vest US Large Cap 10% Buffer Strategies VI Fund and Vest US Large Cap 20% Buffer Strategies VI Fund.

ETF OPPORTUNITIES TRUST AND ITS SERIES:	Date Added
American Conservative Values ETF	December 31, 2025
American Conservative Values Small Cap ETF
Applied Finance Valuation Large Cap ETF
Cultivar Capital
Formidable ETF
Formidable Fortress ETF
Formidable Dividend and Income ETF
Kingsbarn Tactical Bond ETF
Wealth Trust DBS Long Term Growth ETF
LAFFER|TENGLER Equity Income ETF
REX FANG & Innovation Equity Premium Income ETF.
T-REX 2X Inverse NVIDIA Daily Target ETF
T-REX 2X Inverse Tesla Daily Target ETF
T-REX 2X Long NVIDIA Daily Target ETF
T-REX 2X Long Tesla Daily Target ETF
Kingsbarn DIVIDEND Opportunity ETF
Brendan Wood TopGun ETF
Tuttle Capital Daily 2X Inverse Regional Banks ETF
IDX Dynamic Fixed Income ETF
REX AI Equity Premium Income ETF
SMI 3Fourteen Full-Cycle Trend ETF
TappAlpha SPY Growth & Daily Income ETF
TappAlpha Innovation 100 Growth & Daily Income ETF
T-REX 2X Inverse MSTR Daily Target ETF-
T-REX 2X Long MSTR Daily Target ETF
T-REX 2X Long NFLX Daily Target ETF
REX Crypto Equity Premium Income ETF
SMI 3Fourteen REAL Asset Allocation ETF
T-REX 2X Long Alphabet Daily Target ETF
T-REX 2X Long Apple Daily Target ETF
T-REX 2X Long Microsoft Daily Target ETF
T-REX 2X Long HOOD Daily Target ETF
T-REX 2X Long DJT Daily Target ETF
T-REX 2X Long ARM Daily Target ETF
T-REX 2X Long RBLX Daily Target ETF
T-REX 2X Long GME Daily Target ETF

ETF OPPORTUNITIES TRUST AND ITS SERIES:	Date Added
T-REX 2X Long SNOW Daily Target ETF	December 31, 2025
REX- BITCOIN CORPORATE TREASURY CONVERTIBLE BOND ETF
Brookmont Catastrophic Bond ETF
Hedgeye Quality Growth ETF
Hedgeye Capital Allocation ETF
Opportunistic Trader ETF
REX-Osprey™ SOL + Staking ETF
REX-Osprey™ ETH + Staking ETF
OTG Latin America ETF
T-REX 2X Long SMR Daily Target ETF
T-REX 2X Long CRWV Daily Target ETF
T-REX 2X Long BULL Daily Target ETF
T-REX 2X Long DKNG Daily Target ETF
T-REX 2X Long CRCL Daily Target ETF
T-REX 2X LONG AFRM DAILY TARGET ETF
T-REX 2X LONG AXON DAILY TARGET ETF
T-REX 2X LONG GLXY DAILY TARGET ETF
T-REX 2X LONG KTOS DAILY TARGET ETF
T-REX 2X LONG UPXI DAILY TARGET ETF
T-REX 2X LONG TTD DAILY TARGET ETF
T-REX 2X LONG BKNG DAILY TARGET ETF
REX-Osprey ™ XRP ETF
REX-Osprey ™ DOGE ETF
Golden Eagle Dynamic Hypergrowth ETF
Tuttle Capital IBIT 0DTE Covered Call ETF
T-REX 2X LONG BMNR DAILY TARGET ETF
T-REX 2X INVERSE CRWV DAILY TARGET ETF
T-REX 2X INVERSE CRCL DAILY TARGET ETF
T-REX 2X LONG SBET DAILY TARGET ETF
Tuttle Capital MSTR 0DTE Covered Call ETF
TUTTLE CAPITAL DAILY 2X LONG AI ETF
TUTTLE CAPITAL DAILY 2X LONG AI ETF
Tuttle Capital Congressional Trading ETF
REX IncomeMax AMD Strategy
REX IncomeMax AMZN Strategy ETF
REX IncomeMax BIIB Strategy ETF

ETF OPPORTUNITIES TRUST AND ITS SERIES:	Date Added
REX IncomeMax EEM Strategy ETF	December 31, 2025
REX IncomeMax GDXJ Strategy ETF
REX IncomeMax GOOG Strategy ETF
REX IncomeMax META Strategy ETF
REX IncomeMax MSFT Strategy ETF
REX INCOMEMAX MSTR STRATEGY ETF
REX IncomeMax PYPL Strategy ETF
REX IncomeMax SLV Strategy ETF
REX IncomeMax SMH Strategy ETF
REX IncomeMax SNOW Strategy ETF
REX IncomeMax TLRY Strategy ETF
REX INCOMEMAX TSLA STRATEGY ETF
REX IncomeMax V Strategy ETF
T-REX 2X Inverse Alphabet Daily Target ETF
T-REX 2XInverse Apple Daily Target ETF
T-REX 2X Inverse Microsoft Daily Target ETF
T-REX 2X Long MARA Daily Target ETF
T-REX 2X Inverse MARA Daily Target ETF
T-REX 2X Inverse PLTR Daily Target ETF
T-REX 2X Long SHOP Daily Target ETF
T-REX 2X Inverse SHOP Daily Target ETF
T-REX 2X Inverse AMD Daily Target ETF
T-REX 2X Inverse BA Daily Target ETF
T-REX 2X Inverse SNOW Daily Target ETF
T-REX 2X Long AVGO Daily Target ETF
T-REX 2X Inverse AVGO Daily Target ETF
T-REX 2X Long PANW Daily Target ETF
T-REX 2X Inverse PANW Daily Target ETF
T-REX 2X Long TSM Daily Target ETF
T-REX 2X Inverse TSM Daily Target ETF
T-REX 2X Long SQ Daily Target ETF
T-REX 2X Inverse SQ Daily Target ETF
T-REX 2X Inverse COIN Daily Target ETF
TUTTLE CAPITAL TSLA PUT WRITE ETF
TUTTLE CAPITAL NVDA PUT WRITE ETF
TUTTLE CAPITAL MSTR PUT WRITE ETF

ETF OPPORTUNITIES TRUST AND ITS SERIES:	Date Added
TUTTLE CAPITAL COIN PUT WRITE ETF	December 31, 2025
TUTTLE CAPITAL QQQ PUT WRITE ETF
Tuttle Capital AAPL 0DTE Covered Call ETF
Tuttle Capital GOOG 0DTE Covered Call ETF
Tuttle Capital META 0DTE Covered Call ETF
Tuttle Capital TSLA 0DTE Covered Call ETF
Tuttle Capital NVDA 0DTE Covered Call ETF
Tuttle Capital AMZN 0DTE Covered Call ETF
Tuttle Capital MSFT 0DTE Covered Call ETF
Tuttle Capital COIN 0DTE Covered Call ETF
T-REX 2X LONG ACHR DAILY TARGET ETF
T-REX 2X LONG AUR DAILY TARGET ETF
T-REX 2X LONG GOLD DAILY TARGET ETF
T-REX 2X LONG BBAI DAILY TARGET ETF
T-REX 2X LONG CVNA DAILY TARGET ETF
T-REX 2X LONG CEG DAILY TARGET ETF
T-REX 2X LONG DDOG DAILY TARGET ETF
T-REX 2X LONG WGS DAILY TARGET ETF
T-REX 2X LONG DNA DAILY TARGET ETF
T-REX 2X LONG OKLO DAILY TARGET ETF
T-REX 2X LONG QUBT DAILY TARGET ETF
T-REX 2X LONG RXRX DAILY TARGET ETF
T-REX 2X LONG TEM DAILY TARGET ETF
T-REX 2X LONG UPST DAILY TARGET ETF
T-REX 2X LONG SOUN DAILY TARGET ETF
T-REX 2X LONG SMLR DAILY TARGET ETF
T-REX 2X LONG DUOL DAILY TARGET ETF
T-REX 2X LONG GEV DAILY TARGET ETF Ticker
T-REX 2X LONG HHH DAILY TARGET ETF Ticker
T-REX 2X LONG BYDDY DAILY TARGET ETF Ticker
T-REX 2X LONG BRR DAILY TARGET ETF
T-REX 2X LONG LMND DAILY TARGET ETF
T-REX 2X LONG OSCR DAILY TARGET ETF
T-REX 2X LONG OUST DAILY TARGET ETF
T-REX 2X LONG SPOT DAILY TARGET ETF
T-REX 2X LONG SYM DAILY TARGET ETF

ETF OPPORTUNITIES TRUST AND ITS SERIES:	Date Added
T-REX 2X LONG RDW DAILY TARGET ETF	December 31, 2025
T-REX 2X LONG UNH DAILY TARGET ETF
T-REX 2X LONG VOYG DAILY TARGET ETF
T-REX 2X LONG ETOR DAILY TARGET ETF
T-REX 2X LONG CHYM DAILY TARGET ETF
T-REX 2X LONG APLD DAILY TARGET ETF
IDX Alternative FIAT ETF
Tuttle Capital Government Grift ETF
Brookmont Dividend Growth ETF
T-REX 2X Long FIG Daily Target ETF
Tuttle Capital 2X DBMF ETF
Tuttle Capital EEM Option Income Strategy ETF
Tuttle Capital EFA Option Income Strategy ETF
Tuttle Capital IJH Option Income Strategy ETF
Tuttle Capital IYR Option Income Strategy ETF
Tuttle Capital KRE Option Income Strategy ETF
Tuttle Capital RSP Option Income Strategy ETF
Tuttle Capital SMH Option Income Strategy ETF
Tuttle Capital VTV Option Income Strategy ETF
Tuttle Capital XBI Option Income Strategy ETF
Tuttle Capital XHB Option Income Strategy ETF
Tuttle Capital XLE Option Income Strategy ETF
Tuttle Capital XLF Option Income Strategy ETF
Tuttle Capital XLU Option Income Strategy ETF
Tuttle Capital XLV Option Income Strategy ETF
Tuttle Capital XLY Option Income Strategy ETF
REX INCOMEMAX IBIT STRATEGY ETF
REX-Osprey™ TRUMP ETF
REX-Osprey™ BTC ETF
REX-Osprey ™ BONK ETF
REX-Osprey ™ MOVE ETF
REX-Osprey ™ BNB = STAKING ETF
T-REX 2X Long XRP Daily Target ETF
T-REX 2X Long SOL Daily Target ETF
T-REX 2X Long Trump Daily Target ETF
T-REX 2X Long LTC Daily Target ETF

ETF OPPORTUNITIES TRUST AND ITS SERIES:	Date Added
T-REX 2X Long DOGE Daily Target ETF	December 31, 2025
T-REX 2X Long Bonk Daily Target ETF
T-REX 2X Long BNP Daily Target ETF
T-REX 2X Long ADA Daily Target ETF
T-REX 2X Long LINK Daily Target ETF
T-REX 2X Long SUI Daily Target ETF
Tuttle Capital Agentic AI ETF
Tuttle Capital AI In Healthcare ETF
Tuttle Capital AI Power Generation ETF
Tuttle Capital DeepSeek Global AI Innovation and Disruption ETF
Tuttle Capital Drone Industy AI Powered ETF
Tuttle Capital Quantum Computing AI Powered ETF
Tuttle Capital Quantum Computing Covered Call AI Powered ETF
Tuttle Capital UFO Disclosure AI Powered ETF
T-REX 2X LONG XXI DAILY TARGET ETF
TUTTLE CAPITAL 1X INVERSE VOLATILITY ETF
TUTTLE CAPITAL 2X INVERSE VOLATILITY ETF
T-REX 2X TRON XXI DAILY TARGET ETF
T-REX 2X BLSH XXI DAILY TARGET ETF
AQE CORE ETF
T-REX 2X LONG FLY DAILY TARGET ETF
T-REX 2X INVERSE FLY DAILY TARGET ETF
T-REX 2X INVERSE FIG DAILY TARGET ETF
T-REX 2X LONG STUB DAILY TARGET ETF
T-REX 2X LONG MP DAILY TARGET ETF
T-REX 2X LONG SRPT DAILY TARGET ETF
T-REX 2X LONG CIFR DAILY TARGET ETF
T-REX 2X LONG ASTS DAILY TARGET ETF
T-REX 2X LONG BTBT DAILY TARGET ETF
T-REX 2X LONG WULF DAILY TARGET ETF
T-REX 2X LONG QS DAILY TARGET ETF
T-REX 2X INVERSE BLSH DAILY TARGET ETF
Hedgeye 130/30 Equity ETF
Hedgeye Fourth Turning ETF
Tuttle Capital Ethereum Income Blast ETF
Tuttle Capital IBIT Income Blast ETF

ETF OPPORTUNITIES TRUST AND ITS SERIES:	Date Added
Tuttle Capital MicroStrategy Income Blast ETF	December 31, 2025
Tuttle Capital NVIDIA Income Blast ETF
Tuttle Capital Coinbase Income Blast ETF
Tuttle Capital Tesla Income Blast ETF
Tuttle Capital Palantir Income Blast ETF
Tuttle Capital HOOD Income Blast ETF
Tuttle Capital Magnificent 7 Income Blast ETF
Tuttle Capital Meme Stock Income Blast ETF
Tuttle Capital Quantum Computing Income Blast ETF
Tuttle Capital Drone Income Blast ETF
Tuttle Capital Space Industry Income Blast ETF
Tuttle Capital AI Infrastructure Income Blast ETF
Tuttle Capital Nuclear Power Income Blast ETF
Tuttle Capital AI Emerging Leaders Income Blast ETF
Tuttle Capital Crypto Treasury Income Blast ETF
Tuttle Capital AI Healthcare Income Blast ETF
Tuttle Capital Agentic AI Income Blast ETF
Tuttle Capital Emerging Markets AI Income Blast ETF
Tuttle Capital Robotics Income Blast ETF
T-REX 2X LONG KLAR DAILY TARGET ETF
Tuttle Capital SOL Income Blast ETF
Tuttle Capital XRP Income Blast ETF
Tuttle Capital DOGE Income Blast ETF
Tuttle Capital Cardano Income Blast ETF
Tuttle Capital Chainlink Income Blast ETF
Tuttle Capital BNB Income Blast ETF
Tuttle Capital AVAX Income Blast ETF
Applied Finance IVS US SMID ETF
Applied Finance IVS International Large ETF
Applied Finance IVS International SMID ETF
Tuttle Capital UFO Disclosure ETF
T-REX 2X LONG ASST DAILY TARGET ETF
T-REX 2X LONG ABTC DAILY TARGET ETF
T-REX 2X LONG BNC DAILY TARGET ETF
T-REX 2X LONG BTDR DAILY TARGET ETF
T-REX 2X LONG CANG DAILY TARGET ETF

ETF OPPORTUNITIES TRUST AND ITS SERIES:	Date Added
T-REX 2X LONG CAVA DAILY TARGET ETF	December 31, 2025
T-REX 2X LONG CELH DAILY TARGET ETF
T-REX 2X LONG CHWY DAILY TARGET ETF
T-REX 2X LONG CLS DAILY TARGET ETF
T-REX 2X LONG CORZ DAILY TARGET ETF
T-REX 2X LONG DNUT DAILY TARGET ETF
T-REX 2X LONG EMPD DAILY TARGET ETF
T-REX 2X LONG EOSE DAILY TARGET ETF
T-REX 2X LONG ETHM DAILY TARGET ETF
T-REX 2X LONG ETHZ DAILY TARGET ETF
T-REX 2X LONG GPRO DAILY TARGET ETF
T-REX 2X LONG GTLS DAILY TARGET ETF
T-REX 2X LONG ICHR DAILY TARGET ETF
T-REX 2X LONG ICLR DAILY TARGET ETF
T-REX 2X LONG IREN DAILY TARGET ETF
T-REX 2X LONG KSS DAILY TARGET ETF
T-REX 2X LONG MBLY DAILY TARGET ETF
T-REX 2X LONG MEIP DAILY TARGET ETF
T-REX 2X LONG NVTS DAILY TARGET ETF
T-REX 2X LONG OPEN DAILY TARGET ETF
T-REX 2X LONG POOL DAILY TARGET ETF
T-REX 2X LONG PTON DAILY TARGET ETF
T-REX 2X LONG SUIG DAILY TARGET ETF
T-REX 2X LONG TMUS DAILY TARGET ETF
T-REX 2X LONG TONX DAILY TARGET ETF
T-REX 2X LONG VEEV DAILY TARGET ETF
Argent Large Cap Growth ETF
Argent Large Cap Value ETF
Tuttle Capital Bonk Income Blast ETF
Tuttle Capital Litecoin Income Blast ETF
Tuttle Capital SUI Income Blast ETF
T-REX 2X LONG DFDV DAILY TARGET ETF
T-REX 2X LONG FIGR DAILY TARGET ETF
T-REX 2X LONG FMCC DAILY TARGET ETF
T-REX 2X LONG FNMA DAILY TARGET ETF
T-REX 2X LONG FORD DAILY TARGET ETF

ETF OPPORTUNITIES TRUST AND ITS SERIES:	Date Added
T-REX 2X LONG OCTO DAILY TARGET ETF	December 31, 2025
T-REX 2X LONG VKTX DAILY TARGET ETF
GSR DIGITAL ASSETS TREASURY COMPANIES ETF
GSR ETHEREUM STAKING OPPORTUNITY ETF
GSR CRYPTO STAKINGMAX ETF
GSR CRYPTO CORE3 ETF
GSR ETHEREUM YIELDEDGE ETF
T-REX 2X LONG GRNY DAILY TARGET ETF
REX-OspreyTM AAVE ETF
REX-OspreyTM ADA +Staking ETF
REX- OspreyTM ATOM + Staking ETF
REX-OspreyTM AVAX + Staking ETF
REX-OspreyTM BCH ETF
REX-OspreyTM CRO + Staking ETF
REX-OspreyTM DOT + Staking ETF
REX- OspreyTM ENA ETF
REX-OspreyTM HBAR ETF
REX-OspreyTM HYPE + Staking ETF
REX- OspreyTM INJ + Staking ETF
REX-OspreyTM LINK ETF
REX-OspreyTM LTC ETF
REX- OspreyTM NEAR + Staking ETF
REX- OspreyTM OKB ETF
REX- OspreyTM SEI + Staking ETF
REX-OspreyTM SUI + Staking ETF
REX- OspreyTM TAO + Staking ETF
REX-OspreyTM TRX +Staking ETF
REX-OspreyTM UNI ETF
REX-OspreyTM XLM ETF
T-REX 2X LONG APH DAILY TARGET ETF
T-REX 2X LONG BREA DAILY TARGET ETF
T-REX 2X LONG DEFT DAILY TARGET ETF
T-REX 2X LONG FLGC DAILY TARGET ETF
T-REX 2X LONG HIVE DAILY TARGET ETF
T-REX 2X LONG HOLO DAILY TARGET ETF
T-REX 2X LONG HSDT DAILY TARGET ETF

ETF OPPORTUNITIES TRUST AND ITS SERIES:	Date Added
T-REX 2X LONG NAKA DAILY TARGET ETF	December 31, 2025
T-REX 2X LONG NXTT DAILY TARGET ETF
T-REX 2X LONG SRFM DAILY TARGET ETF
T-REX 2X LONG STSS DAILY TARGET ETF
T-REX 2X LONG UI DAILY TARGET ETF
T-REX 3X Long AAPL Daily Target ETF
T-REX 3X Long ALAB Daily Target ETF
T-REX 3X Long AMD Daily Target ETF
T-REX 3X Long AMZN Daily Target ETF
T-REX 3X Long APP Daily Target ETF
T-REX 3X Long ARKK Daily Target ETF
T-REX 3X Long ASTS Daily Target ETF
T-REX 3X Long AVGO Daily Target ETF
T-REX 3X Long MSTR Daily Target ETF
T-REX 3X Long MU Daily Target ETF
T-REX 3X Long NBIS Daily Target ETF
T-REX 3X Long NFLX Daily Target ETF
T-REX 3X Long NVDA Daily Target ETF
T-REX 3X Long NVO Daily Target ETF
T-REX 3X Long OKLO Daily Target ETF
T-REX 3X Long ORCL Daily Target ETF
T-REX 3X Long BABA Daily Target ETF
T-REX 3X Long BMNR Daily Target ETF
T-REX 3X Long BRKB Daily Target ETF
T-REX 3X Long COIN Daily Target ETF
T-REX 3X Long CRCL Daily Target ETF
T-REX 3X Long CRWD Daily Target ETF
T-REX 3X Long CRWV Daily Target ETF
T-REX 3X Long DJT Daily Target ETF
T-REX 3X Long ETHA Daily Target ETF
T-REX 3X Long GLXY Daily Target ETF
T-REX 3X Long GME Daily Target ETF
T-REX 3X Long GOOG Daily Target ETF
T-REX 3X Long HIMS Daily Target ETF
T-REX 3X Long HOOD Daily Target ETF
T-REX 3X Long IBIT Daily Target ETF

ETF OPPORTUNITIES TRUST AND ITS SERIES:	Date Added
T-REX 3X Long INTC Daily Target ETF	December 31, 2025
T-REX 3X Long IONQ Daily Target ETF
T-REX 3X Long LLY Daily Target ETF
T-REX 3X Long MARA Daily Target ETF
T-REX 3X Long META Daily Target ETF
T-REX 3X Long MRVL Daily Target ETF
T-REX 3X Long MSFT Daily Target ETF
T-REX 3X Long PLTR Daily Target ETF
T-REX 3X Long PYPL Daily Target ETF
T-REX 3X Long QBTS Daily Target ETF
T-REX 3X Long QUBT Daily Target ETF
T-REX 3X Long RDDT Daily Target ETF
T-REX 3X Long RGTI Daily Target ETF
T-REX 3X Long RIOT Daily Target ETF
T-REX 3X Long RKLB Daily Target ETF
T-REX 3X Long SLV Daily Target ETF
T-REX 3X Long SMCI Daily Target ETF
T-REX 3X Long SMR Daily Target ETF
T-REX 3X Long SOFI Daily Target ETF
T-REX 3X Long SOUN Daily Target ETF
T-REX 3X Long TEM Daily Target ETF
T-REX 3X Long TSLA Daily Target ETF
T-REX 3X Long TSM Daily Target ETF
T-REX 3X Long UBER Daily Target ETF
T-REX 3X Long UNH Daily Target ETF
T-REX 3X Long UPST Daily Target ETF
T-REX 3X Long MAGS Daily Target ETF
T-REX 3X Long GRNY Daily Target ETF
T-REX 2X LONG AQMS DAILY TARGET ETF
T-REX 2X LONG AREC DAILY TARGET ETF
T-REX 2X LONG BLBX DAILY TARGET ETF
T-REX 2X INVERSE BMNR DAILY TARGET ETF
T-REX 2X LONG FTEL DAILY TARGET ETF
T-REX 2X LONG IDR DAILY TARGET ETF
T-REX 2X LONG ONDS DAILY TARGET ETF
T-REX 2X LONG PC DAILY TARGET ETF

ETF OPPORTUNITIES TRUST AND ITS SERIES:	Date Added
T-REX 2X LONG PCH DAILY TARGET ETF	December 31, 2025
T-REX 2X LONG PGY DAILY TARGET ETF
T-REX 2X LONG PL DAILY TARGET ETF
T-REX 2X LONG TBH DAILY TARGET ETF
T-REX 2X LONG TMQ DAILY TARGET ETF
T-REX 2X LONG UEC DAILY TARGET ETF
T-REX 2X LONG USAR DAILY TARGET ETF
T-REX 2X LONG UUU DAILY TARGET ETF
T-REX 2X LONG ZIM DAILY TARGET ETF
TSPY LIFT ETF
TDAQ LIFT ETF
TUTTLE CAPITAL PERMANENT PORTFOLIO 2.0 ETF
T-REX 2X LONG ABAT DAILY TARGET ETF
T-REX 2X LONG ALB DAILY TARGET ETF
T-REX 2X LONG BTG DAILY TARGET ETF
T-REX 2X LONG BITF DAILY TARGET ETF
T-REX 2X LONG CRML DAILY TARGET ETF
T-REX 2X LONG DVLT DAILY TARGET ETF
T-REX 2X LONG ENVX DAILY TARGET ETF
T-REX 2X LONG GSIT DAILY TARGET ETF
T-REX 2X LONG LAC DAILY TARGET ETF
T-REX 2X LONG LAES DAILY TARGET ETF
T-REX 2X LONG LYSDY DAILY TARGET ETF
T-REX 2X LONG NAVN DAILY TARGET ETF
T-REX 2X LONG QSI DAILY TARGET ETF
T-REX 2X LONG HYPE DAILY TARGET ETF
T-REX 2X LONG INFQ DAILY TARGET ETF
REX-Osprey™ TOP 10 CRYPTO INDEX ETF
REX-Osprey™ TOP 10 EX-BTC CRYPTO INDEX ETF
REX-Osprey™ TOP 10 CAPPED WEIGHTINGS CRYPTO INDEX ETF
REX-Osprey™ CRYPTO YIELD ETF
REX-Osprey™ Canton Coin ETF

PRECIDIAN ETFS TRUST AND ITS SERIES:	Date Added
Anheuser-Busch InBev SA/NV ADRhedged™
AstraZeneca PLC ADRhedged™
Banco Santander S.A. ADRhedged™
BP p.l.c. ADRhedged™
British American Tobacco p.l.c. ADRhedged™
Diageo plc ADRhedged™
GSK plc ADRhedged™
HSBC Holdings plc ADRhedged™
Mitsubishi UFJ Financial Group, Inc. ADRhedged™
Novartis AG ADRhedged™
Novo Nordisk A/S (B Shares) ADRhedged™
Shell plc ADRhedged™
Sanofi ADRhedged™
SAP SE ADRhedged™
TotalEnergies SE ADRhedged™
Toyota Motor Corporation ADRhedged™
Vodafone Group Plc ADRhedged™
Airbus SE ADRhedged™
December 31, 2025
Bayer AG ADRhedged™
Bayerische Motoren Werke AG ADRhedged™
Deutsche Telekom AG ADRhedged™
Heineken NV ADRhedged™
Hermes International SA ADRhedged™
Hitachi Ltd. ADRhedged™
L’Oreal SA ADRhedged™
LVMH Moet Hennessy Louis Vuitton SE ADRhedged™
Nestle SA ADRhedged™
Roche Holding AG ADRhedged™
Siemens AG ADRhedged™
Softbank Group Corp. ADRhedged™
argenx SE ADRhedged™
Arm Holdings PLC ADRhedged™
ASE Technologies Holding Co. Ltd. ADRhedged™
ASML Holding NV ADRhedged™
Barclays PLC ADRhedged™
Haleon plc ADRhedged™
Honda Motor Co. Ltd. ADRhedged™
ING Groep NV ADRhedged™
Lloyds Banking Group plc ADRhedged™
Mizuho Financial Group Inc. ADRhedged™
National Grid plc ADRhedged™
Rio Tinto plc ADRhedged™
Silicon Motion Technology Corp. ADRhedged™
Sony Group Corp. ADRhedged™
STMicroelectronics NV ADRhedged™
Taiwan Semiconductor Manufacturing Co. Ltd. ADRhedged™
Unilever PLC ADRhedged™
United Microelectronics Corp. ADRhedged™

Truth Social Funds and its Series:	Date Added
Truth Social American Energy Security ETF Truth Social America Icons ETF Truth Social American Next Frontiers ETF Truth Social American Security & Defense ETF Truth Social Red State REITs ETF	December 31, 2025
Truth Social Bitcoin Plus ETF
Truth Social Bitcoin and Ether ETF
Truth Social Blue Chip 10 ETF
Truth Social Blue Chip 10 Covered Call ETF
Truth Social Cronos Yield Maximizer ETF
Truth Social One Big Beautiful ETF
Truth Social 100 Index ETF
Truth Social Digital Asset Treasury (DAT) ETF
Truth Social Liquid Staking Tokens Index ETF
Truth Social Stablecoin Yield Strategy ETF
Truth Social 4547 REAL Assets ETF
Truth Social Meme Coin index ETF
Truth Social DeFi Finance Leaders Index ETF
Truth Social Infrastructure Application Leaders Index ETF
Truth Social Media & Entertainment Leaders Index ETF
Truth Social Smart Contract Leaders ETF
Truth Social Big 7 Crypto MYGA Strategy ETF
Truth Social All-Terrain Crypto MYGA Strategy ETF
Truth Social Stablecoin MYGA Strategy ETF
Truth Social Fantastic 5 Delta-Neutral MYGA Strategy ETF
Truth Social Cronos Delta-Neutral MYGA Strategy ETF

RESOLUTION OF THE TRUSTEES OF
WORLD FUNDS TRUST

Fidelity Bond and Joint Allocation Agreement

WHEREAS, Rule 17g-1 (“Rule 17g-1”) under the Investment Company Act of 1940 (the “1940 Act”) requires that the board of trustees of a registered investment company, approve the fidelity bond at least once every twelve months;

WHEREAS, the amount of the coverage under such fidelity bond shall be in the amount required by Rule 17g-1 promulgated under the 1940 Act;

WHEREAS, Rule 17g-1 further requires that a registered management investment company file a copy of the executed fidelity bond with the SEC within ten days of receipt;

WHEREAS, Rule 17g-1 requires that such fidelity bond must be in the form and amount (subject to certain specific minimums) as a majority of the board of trustees of the registered investment company, including a majority of the Independent Trustees, shall approve after due consideration of all relevant factors, which factors shall include the value of the aggregate assets of the registered management investment company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the investment company’s portfolio; and

WHEREAS, the officers of each Trust are authorized by the Trust to obtain the fidelity bond and increase the amount of the bond as is necessary to satisfy the requirements of Rule 17g-1 under the 1940 Act.

IT IS THEREFORE RESOLVED, that the form and amount of the fidelity bond coverage is ratified and approved after consideration of all factors deemed relevant by each Board, including a majority of the Independent Trustees, including, but not limited to the existing and projected value of the aggregate assets of the series of the Trusts to which any covered person may have access, the amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the investment company’s portfolio;

FURTHER RESOLVED, that the premium for the fidelity bond (the “Fidelity Bond”) from Chubb with the limits of liability as set forth in the Meeting Materials and a premium of $7,438 be, and hereby is, ratified and approved;

FURTHER RESOLVED, that the portion of the premium payable by each series of each Trust for coverage under the joint Fidelity Bond for the period effective December 31, 2025 through December 31, 2026, as presented, be, and hereby is, ratified and approved, taking all relevant factors into account, including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of such parties, the amount of the Fidelity Bond, the amount of the premium for such Fidelity Bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to a series is less than the premium such series would have had to pay if it had provided and maintained a single insured bond;

FURTHER RESOLVED, that the premium for the Fidelity Bond to be allocated to the Trusts and their series is fair and reasonable and is hereby ratified and approved by the Board, including a majority of the Independent Trustees, taking all relevant factors into consideration, including but not limited to, the amount of the Fidelity Bond and the amount of the premium for the Fidelity Bond;

FURTHER RESOLVED, that the Allocation Agreement Among Jointly Insured Parties be, and hereby is, ratified and approved in substantially the form presented at the Meeting;

FURTHER RESOLVED, that the Secretary and/or the Treasurer of the Trusts are each designated as persons responsible for making the necessary filings and giving notices with respect to such bond (or to cause such filings and notices to be made) as required by Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Trusts and their Trustees and officers, as they or any of them, may determine to be necessary, appropriate or advisable in connection with obtaining the Fidelity Bond and carrying out the foregoing resolutions and the purposes and intents thereof.

As Treasurer, I hereby certify that the foregoing resolutions were adopted unanimously by the Board, including all Independent Trustees.

IN WITNESS WHEREOF, I have hereunto set my hand this 2nd of June, 2026.

/s/ Karen Shupe
Karen Shupe
Treasurer

The premium that has been paid under the Bond covers the period from December 31, 2025 to December 31, 2026, for an aggregate coverage amount of $5,300,000.